SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 1)

                            PARKWAY PROPERTIES, INC.
                                (Name of Issuer)

                      Common Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    70159Q104
                                  ------------
                                 (CUSIP Number)

                              Mr. Matthew W. Kaplan
                             Rothschild Realty Inc.
                           1251 Avenue of the Americas
                            New York, New York 10020
                                 (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 3, 2001
             (Date of event which requires filing of this statement)

                             ----------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13D-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-----------------------------------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 70159Q104                                            Page 2 of 6 pages


-------- -----------------------------------------------------------------------
(1) NAME OF REPORTING PERSON: Five Arrows Realty Securities III L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:
-------- -----------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                       (a) [X]
                                                                       (b) [ ]
-------- -----------------------------------------------------------------------
(3)      SEC USE ONLY
-------- -----------------------------------------------------------------------
(4)      SOURCE OF FUNDS**:  WC

-------- -----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
-------- -----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:
         Delaware
-------- -----------------------------------------------------------------------
NUMBER OF       (7)      SOLE VOTING POWER:  -0-
SHARES
                ----------------------------------------------------------------
BENEFICIALLY    (8)      SHARED VOTING POWER:  2,217,857 (fn1)
OWNED BY
                ----------------------------------------------------------------
EACH            (9)      SOLE DISPOSITIVE POWER:  -0-
REPORTING
                ----------------------------------------------------------------
PERSON WITH     (10)     SHARED DISPOSITIVE POWER:  2,217,857 (fn1)

-------- -----------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:   2,217,857 (fn1)

-------- -----------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES **                                   [ ]
-------- -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (11):  19.2%
-------- -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON **:  OO

-------- -----------------------------------------------------------------------
                     ** SEE INSTRUCTION BEFORE FILLING OUT!

fn1    Consisting of (i) 1,603,499 shares of Series B Cumulative Convertible
Preferred Shares ("Preferred Shares") purchased by Five Arrow Realty Securities III L.L.C. ("Five Arrows") on June 21, 2001 and 539,358 additional Preferred Shares purchased by Five Arrows on July 3, 2001; each of the Preferred Share is convertible, at any time or from time to time at the option of the reporting person, into one common share of beneficial interest, subject to adjustment, and
(ii) 75,000 common shares of beneficial interest (the "Warrant Shares") purchasable at any time or from time to time under a seven-year warrant (the "Warrant").


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CUSIP No. 70159Q104                                            Page 3 of 6 pages


                                       13D

(1)        NAME OF REPORTING PERSON  Rothschild Realty Investors III L.L.C.
           I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                       (a) [X]
                                                                       (b) [ ]
---------- ---------------------------------------------------------------------
(3)        SEC USE ONLY
---------- ---------------------------------------------------------------------
(4)        SOURCE OF FUNDS
                    WC
---------- ---------------------------------------------------------------------
(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                               [ ]
---------- ---------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware
--------------------------------------------------------------------------------
NUMBER OF       (7)      SOLE VOTING POWER:  -0-
SHARES
                ----------------------------------------------------------------
BENEFICIALLY    (8)      SHARED VOTING POWER:  2,217,857 (fn1)
OWNED BY
                ----------------------------------------------------------------
EACH            (9)      SOLE DISPOSITIVE POWER:  -0-
REPORTING
                ----------------------------------------------------------------
PERSON WITH     (10)     SHARED DISPOSITIVE POWER:  2,217,857 (fn1)

--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:  2,217,857 (fn1)
-------- -----------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES **                                   [ ]
-------- -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (11):  19.2%   (fn 1)
-------- -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON   OO

-------- -----------------------------------------------------------------------



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CUSIP No. 70159Q104                                            Page 4 of 6 pages


         This statement constitutes Amendment No. 1 to the Schedule 13D dated June 21, 2001 (the "Schedule 13D") and is being filed with respect to the common shares of beneficial interest, par value $.001 per share (the "Common Shares"), of Parkway Properties, Inc. a Maryland corporation (the "Company"), whose principal executive offices are located at One Jackson Place, Suite 100, 188 East Capital Street, Jackson, Mississippi 39201-2195. Capitalized items used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

1.  Item 3 of the Schedule 13D is amended and restated as follows:

         The source of funds for the purchases reported by Five Arrows herein was, and will be, Five Arrows' capital. The total amount of funds used by Five Arrows to purchase the shares reported herein will be up to $77,624,995 allocated as follows: (i) $74,999,995 to purchase the Preferred Shares currently held by Five Arrows, and (ii) up to $2,625,000 to purchase the 75,000 Warrant Shares.

2.  Item 5 of the Schedule 13D is amended and restated as follows:

         (a) As of the close of business on July 3, 2001, Five Arrows may be deemed to beneficially own 2,217,857 Common Shares (consisting of (i) 2,142,857 Preferred Shares held by Five Arrows, each of which is convertible, at any time or from time to time at the option of the reporting person, into one Common share, subject to adjustment, and (ii) 75,000 Common Shares purchasable at any time or from time to time under the Warrant). Such shares in the aggregate would represent 19.2% of the outstanding Common Shares of the Company (based on 9,312,002 Common Shares of the Company outstanding as of March 26, 2001, as reported in the Amendment No. 2 to Form S-3 of the Company dated May 9, 2001, plus the 2,217,857 Common Shares of the Company reported herein).

         (b) Five Arrows has the sole power to vote and dispose of the Preferred Shares and the Common Shares owned, or which may be owned, by it as reported herein, which power may be exercised by Rothschild.

         (c) Five Arrows purchased 1,603,499 Preferred Shares on June 21, 2001, pursuant to the Investment Agreement, dated October 6, 2000, between the Company and Five Arrows ("Investment Agreement"), attached hereto as Exhibit C and incorporated by reference in its entirety herein. Five Arrows purchased an additional 539,358 Preferred Shares on July 3, 2001, pursuant to the Investment Agreement. In consideration for the 1,603,499 Preferred Shares and the additional 539,358 Preferred Shares, Five Arrows paid $34.30 per share for a total of $74,999,995.

CUSIP No. 70159Q104                                            Page 5 of 6 pages


         (d) Rothschild, as managing member of Five Arrows, has the power to direct the receipt of dividends from or the proceeds from the sale of the Preferred Shares and the Common Shares owned, or which may be owned, by it as reported herein.

CUSIP No. 70159Q104                                            Page 6 of 6 pages


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 2001



                                        FIVE ARROWS REALTY SECURITIES III L.L.C.

                                        By:  /s/ Matthew W. Kaplan
                                             Matthew W. Kaplan
                                             Manager

                                        ROTHSCHILD REALTY INVESTORS III L.L.C.

                                        By:  /s/ Matthew W. Kaplan
                                             Matthew W. Kaplan
                                             Manager